Filed Pursuant to Rule 425

Filing Person: Centra Software, Inc.

Commission File No.: 000-27861

Subject Company: Centra Software, Inc.

Commission File No.: 000-27861

•	Welcome to a special edition of Centra NewsAlert!

We would like to update you on some of the exciting news that has resulted from our announcement on October 6th. As you know, we have entered into an agreement to combine businesses with Saba Software. We’ve prepared some updated information on the acquisition and are pleased to report it to you.

10 Things You Should Know About the Centra/Saba Business Combination

1.	Long term Viability

•	$100 million+ in combined annual revenue run rate expected at close

•	50% recurring revenue estimated - a solid foundation for growth

2.	Largest Enterprise Customer Community

•	1100+ revenue contributing customers

•	51 of the Fortune 100 and 22% of the Fortune 500

•	15 million end users in 31 countries

3.	Continued Product Availability in Modular Fashion with Open Architecture

•	Customers can continue to purchase Saba LMS standalone or with other virtual classrooms like Webex Training Center, MSFT Live Meeting, etc.

•	Customers can continue to purchase Centra standalone or with other LMSs like Sum Total, Plateau, etc.

•	Customers can continue to purchase other Centra products standalone like Conference, eMeeting, InfoGuide, Instant Assist

•	Customers can continue to purchase other Saba HCM applications standalone or as an integrated suite

4.	Continued Support

•	Existing products will continue to be supported according to existing contract terms

•	No change planned in the way we support third party integrations, adapters or Virtual Learning Environments in an open manner

•	No change planned in Centra or Saba support agreements

•	No change planned in ASP or hosting commitments (including help desk)

•	No change planned in ASP help desk commitments

•	No products will be prematurely put into end-of-life state

5.	Able to Address Growing Blended Learning Demand

•	Identified as a key need in leading organizations

•	40+ customers jointly using combined solution, a 25% increase last year

•	Requires virtual classroom to deliver blended learning over the Internet

•	Combined offering addresses current needs and future direction

6.	Complementary Companies

•	Product lines have virtually no overlap; this creates synergy rather than consolidation or distraction (unlike SumTotal w/multiple LMS)

•	Both companies are focused on enterprise learning as our core offerings

•	Centra went back to its learning competency in 2004 and with its recent Centra 7.5 release won Best in Show at Tech Learn and the Top Training Award for 2005 sponsored by HR Executive Magazine

•	Both product lines will continue to grow

•	People and expertise from both companies will be critical to success

•	Centra Executives are taking key leadership roles in the combined company

7.	Deeper Integration:

•	Will provide built-in, seamlessly integrated LMS and virtual classroom (blended learning solution)

•	Saba and Centra product roadmaps will be coordinated

•	Customers gain from having a single vendor (faster time to implementation, lower total cost of ownership)

8.	Continued Development

•	Both companies’ existing product lines expected to continue

•	Saba will be the name of the new company. Centra will be the brand name of the collaboration product suite

•	Development and enhancement will continue

•	Saba & Centra will continue to invest in APIs, third-party integrations, standards (including evolving standards), and adapters to provide an open solution to the marketplace

9.	Focus on Customer Choice

•	Customers can use Centra with other HCM and LMS vendors

•	Customers can use Saba with other VLE vendors

•	Customers can choose stand-alone components or combinations that meet their unique needs

•	Customers can choose the currently integrated Saba + Centra solution

•	Customers can choose the seamlessly integrated Saba + Centra solution that is scheduled to be available in 2006

10.	Invest in Customer Communities

•	Create a Collaborative Learning Special Interest Group

•	The premier eLearning industry event, Centra Summit, will become a larger Saba + Centra event aimed at customers and partners

•	Will continue to hold regional user group (RUGs) for both companies

•	Continue Saba Global Customer Advisory Board (GCAB) and ensure Centra customers are nominated for board membership

•	Will combine User conferences into one larger conference with dedicated tracks that will interest both Saba and Centra customers

Centra Wins Industry Awards

Centra is proud to be honored with two prestigious industry awards. Centra 7.5, has won a Best of Show award from the TechLearn organization. The awards, sponsored by Questex Media Group, Inc., honor exhibitors and products with the best potential to change the future of the learning and training industry. In addition, Centra 7.5, has been named a winner of the Human Resource Executive Magazine Top Training Product of the Year Award for 2005. For this year’s competition, editors of Human Resource Executive Magazine received and reviewed dozens of new products and selected five top products that clearly met their stated criteria of innovation and value to the Human Resource function.

For more information click on:

http://www.centra.com/corporate/press/prsrlse.asp?Year=2005&Id=675

For More Information

For more information on the Centra-Saba combination, please refer to:

Press Release

Frequently Asked Questions (FAQ)

PowerPoint Presentation

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding combined annual revenue run rate at close, 50% recurring revenue, customers of the combined company, the availability and support for the combined company’s products, the combined offering addressing current needs, product synergies, product lines continuing to grow, people and expertise being critical to success, the development of future products of the combined company, the intention to continue to invest in APIs, third-party integrations, standards, and adapters, and the intention to invest in customer communities. These forward-looking statements involve important factors that could cause our actual results to differ materially from those in the forward-looking statements. Such important factors involve risks and uncertainties including, but not limited to, the possibility that the market for the sale of certain products and services may not develop as expected; the possibility that the transaction does not close; unanticipated delays in closing; the possibility that the parties will be unable to successfully execute their integration strategies or achieve planned synergies; the possibility that prior to the closing of the transaction, the businesses of both Saba and Centra suffer due to customer uncertainty; unanticipated delays and difficulties in the integration of the two companies’ technologies; unanticipated costs relating to the transaction and the integration of the two companies; and other risks that are described in Centra’s Securities and Exchange Commission (SEC) reports including, but not limited to, Centra’s Annual Report on Form 10-K for the year ended December 31, 2004 and Form 10-Q for the three months ended June 30, 2005, and subsequently filed reports. Centra does not assume any obligation, and does not intend, to update these forward-looking statements.

Additional Information and Where to Find It

Saba and Centra will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information regarding Saba, Centra, the proposed merger, the persons soliciting proxies in connection with the proposed merger on behalf of Saba and Centra and the interests of those persons in the proposed merger and related matters. Saba and Centra intend to mail the joint proxy statement/prospectus to their respective stockholders once such joint proxy statement/prospectus is declared effective by the SEC. Investors and security holders will be able to obtain a copy of the joint proxy statement/prospectus and other documents filed by Saba and Centra with the SEC free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, documents filed with the SEC by Saba are available free of charge by contacting Saba Investor

Relations, 2400 Bridge Parkway, Redwood Shores, California 94065, (650) 581-2500, and documents filed with the SEC by Centra are available free of charge by contacting Centra Investor Relations, 430 Bedford Street, Lexington, Massachusetts 02420, (781) 861-7000.

Participants in Solicitation

Saba and Centra, and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Saba and Centra in connection with the proposed merger and related items. Information regarding the directors and executive officers of Saba and their ownership of Saba shares is set forth in the proxy statement for Saba’s annual meeting of stockholders to be held November 3, 2005. Information regarding the directors and executive officers of Centra and their ownership of Centra stock is set forth in Centra’s proxy statement for Centra’s 2005 annual meeting of stockholders. Investors may obtain additional information regarding the interests of those participants by reading the joint proxy statement/prospectus when it becomes available.

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CONTACT INFORMATION

Centra Product and Pricing: +1 800-414-3591 (US/Canada only), +1 781-994-1168 or sales@centra.com

EMEA: +44 (0)1628 827 300, europe@centra.com

Asia & Pacific Rim: +61 2 9994 8018, asiapac@centra.com

Centra Partner Program: +1-781-861-7000

Feedback: infocenter@centra.com

Centra Software 430 Bedford Street, Lexington, MA 02420 US

Ellen P. Slaby

Vice President of Corporate Marketing

Centra Software, Inc.

781 994 1068 p

617 510 3884 m

781 862 2453 f

Press Release dated October 24, 2005

Centra Wins Top Training Product of the Year Award

Centra 7.5 Selected by HR Executive Magazine ; Award Presented at the HR Technology Conference

LEXINGTON, MA (October 24, 2005 ) – Centra Software, Inc. (NASDAQ: CTRA), a leading provider of software and services for online learning and training today announced that its latest innovation, Centra 7.5, has been named a winner of the Human Resource Executive Magazine Top Training Product of the Year Award for 2005. The award was presented to Centra at a special luncheon held yesterday during the Human Resource Technology Conference in Chicago.

For this year’s competition, editors of Human Resource Executive Magazine received and reviewed dozens of new products and selected five top products that clearly met their stated criteria of innovation and value to the Human Resource function. Winners of this year’s competition will be profiled in the October issue of the magazine.

“We believe that the contemporary training practices defined as “blended learning” and enabled by Centra 7.5 provide a powerful new software application for dealing with today’s business realities,” said Leon Navickas, Centra’s Chairman and CEO. “Being recognized by Human Resource Executive magazine highlights our superior solutions and underscores the value of automating online learning and training with Centra as illustrated by our customers around the world.”

About Human Resource Executive Magazine

Human Resource Executive magazine was established in 1987 and continues today as the premier publication focused on strategic issues in HR. Written primarily for vice presidents and directors of human resources, the magazine provides these key decision-makers with news, profiles of HR visionaries and success stories of human resource innovators. Stories cover all areas of human resource management, including personnel, benefits, training and development, HR information systems, relocation, retirement planning, workplace security, and healthcare. More than 75,000 HR decision makers currently receive the publication, which is published 16 times a year.

About Centra

Online learning and training solutions from Centra create workforce efficiencies and enable organizations to share and exchange business-critical information with geographically distributed customers, partners, prospects and employees. Centra enables groups to work faster and more effectively by automating critical learning and training initiatives online through virtual classrooms, online meetings and Web conferences. From enterprise-application training and support to workforce development and more, Centra’s software and services help organizations deliver critical information and skills to support their most challenging business initiatives. Currently available in nine languages, Centra solutions can be deployed as on-site software or through its ASP service. Organizations across every major industry and market sector choose Centra, including Wyndham

International, Weyerhaeuser, Underwriters Laboratories, BMW and Stanford University. Headquartered in Lexington, Massachusetts, Centra serves a worldwide customer base throughout the Americas, Europe, Asia and Australia. For more information, visit http://www.centra.com.

###

Centra Wins Top Training Product of the Year Award

Centra 7.5 Selected by HR Executive Magazine ; Award Presented at the HR Technology Conference

LEXINGTON, MA (October 24, 2005 ) – Centra Software, Inc. (NASDAQ: CTRA), a leading provider of software and services for online learning and training today announced that its latest innovation, Centra 7.5, has been named a winner of the Human Resource Executive Magazine Top Training Product of the Year Award for 2005. The award was presented to Centra at a special luncheon held yesterday during the Human Resource Technology Conference in Chicago.

For this year’s competition, editors of Human Resource Executive Magazine received and reviewed dozens of new products and selected five top products that clearly met their stated criteria of innovation and value to the Human Resource function. Winners of this year’s competition will be profiled in the October issue of the magazine.

“We believe that the contemporary training practices defined as “blended learning” and enabled by Centra 7.5 provide a powerful new software application for dealing with today’s business realities,” said Leon Navickas, Centra’s Chairman and CEO. “Being recognized by Human Resource Executive magazine highlights our superior solutions and underscores the value of automating online learning and training with Centra as illustrated by our customers around the world.”

About Human Resource Executive Magazine

Human Resource Executive magazine was established in 1987 and continues today as the premier publication focused on strategic issues in HR. Written primarily for vice presidents and directors of human resources, the magazine provides these key decision-makers with news, profiles of HR visionaries and success stories of human resource innovators. Stories cover all areas of human resource management, including personnel, benefits, training and development, HR information systems, relocation, retirement planning, workplace security, and healthcare. More than 75,000 HR decision makers currently receive the publication, which is published 16 times a year.

About Centra

Online learning and training solutions from Centra create workforce efficiencies and enable organizations to share and exchange business-critical information with geographically distributed customers, partners, prospects and employees. Centra enables groups to work faster and more effectively by automating critical learning and training initiatives online through virtual classrooms, online meetings and Web conferences. From enterprise-application training and support to workforce development and more, Centra’s software and services help organizations deliver critical information and skills to support their most challenging business initiatives. Currently available in nine languages, Centra solutions can be deployed as on-site software or through its ASP service. Organizations across every major industry and market sector choose Centra, including Wyndham International, Weyerhaeuser, Underwriters Laboratories, BMW and Stanford University. Headquartered in Lexington, Massachusetts, Centra serves a worldwide customer base throughout the Americas, Europe, Asia and Australia. For more information, visit http://www.centra.com.

###

Press Release dated October 6, 2005

Saba to Combine With Online Learning and Training Solution Provider Centra Software

Creates Largest Enterprise Learning Software Company in the Industry

REDWOOD SHORES, Calif. and LEXINGTON, Mass., October 6, 2005 – Saba (NASDAQ: SABA), a leading provider of human capital management (HCM) solutions, and Centra Software, Inc. (NASDAQ: CTRA), a leading provider of software and services for online learning and training, today announced that they signed a definitive agreement pursuant to which Saba agreed to acquire Centra for a combination of Saba stock and cash.

The combination of the two companies is expected to extend Saba’s market leadership within the enterprise learning software industry. Centra’s collaborative learning offering and Saba’s enterprise learning management suite are complementary and together provide the industry’s first complete enterprise learning solution. Combined, the two companies serve 1,100 customer organizations, including over 50 of the Fortune 100.

“The combination of Centra and Saba creates the world’s largest enterprise learning software company,” said Bobby Yazdani, CEO and chairman of Saba. “With our combined financial assets, anticipated annual revenues of $100 million, unmatched customer base and over 500 professionals, we have the scale and talent to deliver on our HCM vision.”

“Saba and Centra are taking our long-term partnership one step further,” said Leon Navickas, CEO and chairman of Centra. “Combining the strengths of our two companies to provide something our customers have been asking for—a complete enterprise learning software solution from one company.”

The transaction is structured as a merger of Centra with a wholly owned subsidiary of Saba and is intended to be tax free with respect to the Saba stock to be received in the transaction by Centra stockholders. The consideration per share to be received by the stockholders of Centra will be comprised of $0.663 in cash and Saba stock at a fixed exchange ratio of 0.354 of a share of Saba stock for each share of Centra stock.

Certain directors and stockholders of Centra and Saba, who currently own approximately 12% and 30% of the outstanding stock of each company, respectively, have agreed to vote their shares in favor of the transaction.

The transaction has been approved unanimously by the Boards of Directors of both companies and is expected to close during the third quarter of the fiscal year ending May 31, 2006, subject to stockholder approval and other customary closing conditions.

Bringing together the experience of two successful organizations, the combined management team would include key leaders from both companies. Bobby Yazdani, Saba Chairman and CEO would continue in his current position. Leon Navickas, Centra CEO and Chairman, would join the Saba Board of Directors.

Saba will host a conference call today, Thursday, October 6, at 9:00 am PT/12:00 noon ET to discuss the acquisition. The conference call can be accessed via dial-in at +1-612-332-0228, conference name Saba Investor Relations Call, or via live webcast at http://investor.saba.com. Saba recommends going to the website at least 15 minutes prior to the call to register and to download and install any necessary audio software.

A replay of the call scheduled to begin on October 6, 2005 at 12:30 pm (PT) and end on October 20, 2005 at 11:59 pm (PT). The replay may be accessed via dial-in at +1-320-365-3844, access code: 799019. Additionally, the recorded call will be available on the Saba web site (http://investor.saba.com) and the Centra web site (http://www.centra.com/investorrelations/overview.asp) for three months.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding the creation of the world’s largest enterprise learning software company in the industry, the timing of the closing of the transaction, the extension of Saba’s market leadership within the enterprise learning software industry, creating the first vendor to offer a complete learning software solution, anticipated revenues of $100 million, the expectation that the combined company will have an unmatched customer base, the expectation that the combined company will have the scale and talent to deliver on our HCM vision, the anticipated composition of the management team of the combined company, Mr. Yazdani’s continuing as Saba Chairman and CEO, and Mr. Navickas joining the Saba Board of Directors. These forward-looking statements involve important factors that could cause our actual results to differ materially from those in the forward-looking statements. Such important factors involve risks and uncertainties including, but not limited to, the possibility that the market for the sale of certain products and services may not develop as expected; the possibility that the transaction does not close; unanticipated delays and difficulties in obtaining regulatory approvals necessary to close the transaction; the possibility that the parties will be unable to successfully execute their integration strategies or achieve planned synergies; the possibility that prior to the closing of the transaction, the businesses of both Saba and Centra suffer due to customer uncertainty; unanticipated delays and difficulties in the integration of the two companies’ technologies; and other risks that are described in Saba’s and Centra’s Securities and Exchange Commission (SEC) reports including, but not limited to, Saba’s Annual Report on Form 10-K for the fiscal year ended May 31, 2005 and Centra’s Annual Report on Form 10-K for the year ended December 31, 2004 and Form 10-Q for the three months ended June 30, 2005, and subsequently filed reports. Neither Saba nor Centra assumes any obligation, and does not intend, to update these forward-looking statements.

Additional Information and Where to Find It

Saba and Centra will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information regarding Saba, Centra, the proposed merger, the persons soliciting proxies in connection with the proposed merger on behalf of Saba and Centra and the interests of those persons in the proposed merger and related matters. Saba and Centra intend to mail the joint proxy statement/prospectus to their respective stockholders once such joint proxy statement/prospectus is declared effective by the SEC. Investors and security holders will be able to obtain a copy of the joint proxy statement/prospectus and other documents filed by Saba and Centra with the SEC free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, documents filed with the SEC by Saba are available free of charge by contacting Saba Investor Relations, 2400 Bridge Parkway, Redwood Shores, California 94065, (650) 581-2500, and documents filed with the SEC by Centra are available free of charge by contacting Centra Investor Relations, 430 Bedford Street, Lexington, Massachusetts 02420, (781) 861-7000.

Participants in Solicitation

Saba and Centra, and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Saba and Centra in connection with the proposed merger and related items. Information regarding the directors and executive officers of Saba and their ownership of Saba shares is set forth in the proxy statement for Saba’s annual meeting of stockholders to be held November 3, 2005. Information regarding the directors and executive officers of Centra and their ownership of Centra stock is set forth in Centra’s proxy statement for Centra’s 2005 annual meeting of stockholders. Investors may obtain additional information regarding the interests of those participants by reading the joint proxy statement/prospectus when it becomes available.

About Saba

Saba (NASDAQ: SABA) is a leading provider of integrated Human Capital Management (HCM) solutions. Saba enables The Aligned Enterprise™ by aligning goals, developing and motivating people, and measuring results — driving greater organizational performance.

More than 10 million current users in over 30 countries use Saba today. Customers include ABN AMRO, Alcatel, Bank of Tokyo-Mitsubishi, BMW, CEMEX, Cisco Systems, DaimlerChrysler, Dell, Deloitte Touche Tohmatsu, EDS, EMC Corporation, FedEx Kinko’s, Insurance Australia Group, Lockheed Martin, Medtronic, National Australia Bank, Novartis, Petrobras, Procter & Gamble, Scotiabank, Sprint, Standard Chartered Bank, Swedbank and the U.S. Army and U.S. Navy.

Headquartered in Redwood Shores, California, Saba has 20 offices worldwide. For more information, please visit www.saba.com or call (+ 1) 877-SABA-101 or (+1) 650-779-2791. For more information, visit http://www.saba.com

About Centra

Online learning and training solutions from Centra create workforce efficiencies and enable organizations to share and exchange business-critical information with geographically distributed customers, partners, prospects and employees. Centra enables groups to work faster and more effectively by automating critical learning and training initiatives online through virtual classrooms, online meetings and Web conferences. From enterprise-application training and support to workforce development and more, Centra’s software and services help organizations deliver critical information and skills to support their most challenging business initiatives. Currently available in nine languages, Centra solutions can be deployed as on-site software or through its ASP service. Organizations across every major industry and market sector choose Centra, including Wyndham International, Weyerhaeuser, Underwriters Laboratories, BMW and Stanford University. Headquartered in Lexington, Massachusetts, Centra serves a worldwide customer base throughout the Americas, Europe, Asia and Australia. For more information, visit http://www.centra.com.

Saba, the Saba logo, and the marks relating to other Saba products and services referenced herein are either trademarks or registered trademarks of Saba Software, Inc. Centra is a registered trademark of Centra Software, Inc. All other trademarks referenced herein are the property of their respective owners.

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Saba to Acquire Centra

Questions & Answers

October 6, 2005

This document was prepared to address the most anticipated questions regarding Saba and Centra’s planned combination.

Should you have additional questions, please contact Elizabeth Doubleday at +1-410-727-5112, x1261.

THE ANNOUNCEMENT

1.	What is the news?

Saba (NASDAQ: SABA) and Centra (NASDAQ: CTRA) have agreed to combine businesses.

2.	Why combine these two companies?

The combination of Centra and Saba would create the leading enterprise learning software company. Combined, Centra and Saba would:

•	Provide the Industry’s FIRST COMPLETE enterprise learning software solution. In combining Saba’s learning management solutions and Centra’s collaborative learning solutions, the new company would offer customers the very first enterprise learning software solution—with the only built-in and seamlessly integrated LMS/LCMS and Virtual Classroom, so customers would achieve faster time to implementation and faster time to resolution from a single vendor.

•	Create the LARGEST Enterprise Learning Software Company in the world. The new Saba would have over 500 experienced employees, a $100 Million annual revenue run rate and more than 1,100 customers in 31 countries.

•	Have the VISION and UNMATCHED RESOURCES to deliver a winning solution to the larger strategic HCM market, which will total more than $4.4 B by 2009. Together, the new company would be twice the size of either company alone. The time is right to combine the strengths of two proven learning companies, with converging visions and complementary technologies. Opportunities for growth and success would be enormous, as the new company would have the scale and talent to be successful in the large and growing HCM market.

                            “The combination of Centra and Saba creates the world’s #1 learning software company, with strong financial assets, more than 1100 enterprise learning customers and over 500

                             professionals.”

                            —Bobby Yazdani, CEO & Chairman, Saba

3.	What is HCM?

Human Capital Management (HCM) is a business strategy that enables organizations to turn people into competitive assets. Since every core business process and strategic initiative requires a Human Capital Management business strategy to execute it, improvements made in HCM systems and processes can significantly impact an organization’s bottom line.

Human Capital Management (HCM) is based on four key principles:

•	HCM accepts responsibility for the strategic growth of the individuals involved. HCM systems are designed to cultivate far-reaching plans that allow organizations to build their employee base in alignment with their overall plans for long-term sustainable organizational growth

•	HCM is a strategy to leverage knowledge across the enterprise, in all types of organizations (commercial, government, associations…)

•	HCM is a competitive tool that identifies, cultivates and rewards the most valuable employees in an organization and uses compensation and other motivational activities to drive desired behaviors aligned with corporate goals and objectives

•	HCM is designed to optimize the value of people, not to minimize their costs

To implement an effective Human Capital Management strategy, organizations need an integrated strategic human capital management software system to align, develop, motivate and measure their people to organizational goals. A Strategic HCM system requires the following components to give executives a global view of their people and their productivity:

•	Learning management

•	Competency management

•	Performance management

•	Knowledge management

•	Compensation management

•	Talent management with analytics

Putting the right decision-making tools and information in the hands of the managers and operations that run the business enhances the ability to leverage the knowledge, creativity and the work efforts of those involved.

4.	Is this an acquisition or merger?

This is an acquisition. Centra would become part of the Saba family, strengthening the company and providing customers with even more strategic support. The combined company would operate as Saba and would keep the Centra brand to describe the Centra product lines.

5.	What are the terms of this combination?

Saba agreed to acquire Centra for a combination of Saba stock and cash. The consideration per share to be received by the stockholders of Centra will be comprised of $0.663 in cash and Saba stock at a fixed exchange ratio of 0.354 of a share of Saba stock for each share of Centra stock.

6.	Is the acquisition complete?

Not yet. Saba has signed a definitive agreement to acquire Centra. The transaction has been approved by the Boards of Directors of both companies and due diligence is complete. While the transaction and timing are subject to stockholder and regulatory approvals, the transaction is expected to close in the third quarter of Saba’s fiscal year ending May 31, 2006.

ORGANIZATIONAL STRUCTURE & LEADERSHIP

7.	Who is Saba?

Founded in 1997, Saba (NASDAQ: SABA) is a leading provider of integrated Human Capital Management (HCM) solutions. Saba enables The Aligned Enterprise™ by aligning goals, developing and motivating people, and measuring results — driving greater organizational performance. More than 10 million current users in 31 countries use Saba today. Customers include ABN AMRO, Alcatel, Bank of Tokyo-Mitsubishi, BMW, CEMEX, Cisco Systems, DaimlerChrysler, Dell, Deloitte Touche Tohmatsu, EDS, EMC Corporation, FedEx Kinko’s, Insurance Australia Group, Lockheed Martin, Medtronic, National Australia Bank, Novartis, Petrobras, Procter & Gamble, Scotiabank, Sprint, Standard Chartered Bank, Swedbank and the U.S. Army and U.S. Navy.

Saba Name

Saba means “knowing” in many languages. In Persian, it is a poetic term referring to the “Ah ha moment” or “the moment when a reader understands the meaning of a poem and achieves enlightenment”. In Persian, Saba can also refer to the moment when the Sun rises over the horizon and a new day dawns. In Spanish, Saba is a form of the verb “to know”. In Hebrew, Saba is the word for a wise and knowing “grandfather”.

Historically, Saba was an ancient kingdom in southern Arabia that was instrumental in the trade between Egypt and India. Saba was the home of the Queen of Sheba and most likely was the home of the three wise men as well.

Bobby Yazdani chose this name when he founded the company in 1997 to represent the new frontier of human capital management.

People-Centered Values Saba’s core values are the foundation for everything the company does:

•	Foster enduring relationships with customers, partners and employees

•	Respect, empower and energize people

•	Create value through continuous innovation, change and accomplishment

•	Manage truthfully and responsibly

Strong Fundamentals

Great companies start with great people. This fundamental belief is the foundation of Saba. As evidenced by sustained positive financial results, key customer wins in the both the private and public sectors, and groundbreaking new products, Saba is poised to become the dominant strategic HCM provider in the marketplace.

Saba’s financial strength is evidenced by accelerated growth:

•	FY 2005 revenue up 22% over prior year: Q1 2006 revenues up 46%

•	Six consecutive quarter of revenue gains

•	Profitable on a pro forma basis in FY 2006

•	40% license growth in FY 2005

•	Average 98% renewal rate for the past 3 years

•	Services revenue increase of 15% over last year; doubled revenues in the Americas

•	More than doubled the number of hosted users over the past year, to 700,000+

•	$30M invested in R&D over the past 3 years

8.	Who is Centra?

Since 1995, Centra (NASDAQ: CTRA) has licensed its software and services for online learning and training. Centra has helped millions of professionals in over 1,500 organizations increase productivity and efficiency across their enterprise.

Online learning and training solutions from Centra create workforce efficiencies and enable organizations to share and exchange business-critical information with geographically distributed customers, partners, prospects and employees. Centra enables groups to work faster and more effectively by automating critical learning and training initiatives online through virtual classrooms, online meetings and Web conferences. From enterprise-application training and support to workforce development and more, Centra’s software and services help organizations deliver critical information and skills to support their most challenging business initiatives. Currently available in nine languages, Centra solutions can be deployed as on-site software or through its ASP service.

Organizations across every major industry and market sector choose Centra, including Wyndham International, Weyerhaeuser, Underwriters Laboratories, BMW and Stanford University. Headquartered in Lexington, Massachusetts, Centra serves a worldwide customer base throughout the Americas, Europe, Asia and Australia. For more information, visit http://www.Centra.com.

Centra’s innovative products and services start with people - professional, smart, self-motivated, creative and totally committed to leading the revolution in online learning and training. Since our initial product release in 1997, Centra has applied pioneering technology, focused business strategies, and innovative execution to its suite of online learning and training solutions. As the first company to create the working vision of a comprehensive approach to online learning and training, Centra continues to set the pace of progress for companies around the world.

Leadership Vision

Centra was the first company to:

•	Unite people, resources, and information in a single-platform enterprise solution for online learning and training

•	Recognize and implement a combined solution for collaboration, coordination, and scheduling on the Web

•	Envision and build an extensive ecosystem of content, services, and technology alliances to support the successful planning and implementation of online learning and training for strategic business processes

•	Market an integrated enterprise software solution for the delivery of all forms of online learning and training including online meetings, large-scale online presentations, virtual classrooms, content management, personalized eLearning, and content authoring

•	Offer an extensible delivery platform that can be seamlessly integrated with popular Microsoft platforms and virtually all of today’s leading Learning Management Systems (LMS), learning content standards, and eCommerce systems

•	Ship a Web-based online learning and training system that supports blended eLearning

9.	Please describe the new company

The combined company would have over 500 employees, including over 200 R&D professionals and more than 180 Professional Services staff worldwide.

•	Bobby Yazdani, who founded Saba in 1997 and took the company public in 2000, would remain Chairman and CEO of Saba

•	Leon Navickas, Centra Chairman and CEO who founded the company in 1995 and took the company public in 2000, would serve on the Saba Board of Directors

•	In addition to Bobby and Leon, the seven-member Board of Directors would include 3 designated by Saba and 2 nominated by Centra

The combined leadership team of the new company would include executives and managers from both Saba and Centra.

Worldwide headquarters would remain in Redwood Shores, CA

2400 Bridge Parkway Redwood Shores, CA 94065

10.	What would happen to the other company offices?

Saba would continue operations in Centra US northeast (Lexington, MA) and US southeast (Atlanta, GA) offices. While there are no immediate plans to close any Centra or Saba offices, there are geographies where the combined company would have several offices in close proximity that are underutilized. The new Saba would do a facilities review after the acquisition is closed.

11.	Would there be layoffs?

Saba’s acquisition of Centra would result in a stronger entity and the combined workforce would be a key component to the success of the new organization. As with any combination, there would be some duplicate roles, which would lead to personnel changes. Staffing changes would be communicated as quickly as possible following the close of the acquisition.

12.	Would any function be moving to other locations? Would anyone be asked to relocate?

There are no plans to take an existing function and move it from one location to another. As a result, no employees would be asked to relocate as a result of the merger. Employees could move on a temporary or permanent basis to take on new opportunities if they choose.

PRODUCT/SOLUTION DIRECTION

13.	How would customers buy Saba and Centra products?

Customers would have significant choice in how they purchase Saba and Centra products. They could purchase:

•	Stand-alone components that are available as either ASP or behind-the-firewall solutions

•	An integrated behind-the-firewall Saba and Centra solution

•	An integrated ASP Saba and Centra solution that will be available in the future

14.	What products and services does Saba provide?

Saba continues to lead the market with the industry’s first integrated Human Capital Management suite including:

•	Saba Foundation – provides core capabilities for all HCM applications.

•	Saba Performance – enable the development of The Aligned Enterprise – an organization in which goals and objectives are aligned and communicated, and performance expectations are clear and concise.

•	Saba Learning – provides the industry’s most advanced learning management system enabling compliance, corporate universities, sales force effectiveness, and customer education solutions.

•	Saba Collaboration – provides a Web-based collaboration system that facilitates knowledge transfer and high-impact informal learning between individuals and subject matter experts.

•	Saba Content Management – delivers a content authoring tool-independent learning content management system (LCMS) designed for enterprise-wide content development and delivery.

•	Saba Talent – enables an organization to develop and nurture leaders as well as reduce organizational risk through succession management.

•	Saba Analytics – provides an extensive set of built-in business analyses, including learning effectiveness, performance & goals achievement, compliance and certification, revenue and cost analysis and content utilization, to speed time-to-value.

Saba Professional Services

Saba also offers comprehensive services to assist in the successful implementation of its products. Saba’s global services organization supports multiple offerings, including:

•	Saba Consulting. As experts in HCM infrastructure and processes, Saba consultants stand ready to help your company achieve excellence in Learning, Talent, and Performance management. Saba Consulting implements our best-in-class applications quickly and accurately and provides the strategic guidance, technology expertise, process definition and long-term leadership to assist you in making your vision a reality.

•	Saba Education. Saba Education helps your organization instill the knowledge and skills necessary to maximize your investment in Saba. For live instruction, choose from class-room training at a Saba location, on-site training at a location of your choosing, or virtual on-line training. Or you may choose Web-Based Training to educate learners, managers, and administrators of your Saba solution.

•	Saba Learning Services. Evaluate your needs, then define and implement your content strategy through content transformation or custom content development. Saba Learning Services helps you realize more value from your learning content.

•	Saba OnDemand. With Saba OnDemand, a high performance operating environment for your Saba application is assured through our expertise in application configuration, tuning and administration.

•	Saba Maintenance and Support. Ensure that your Saba solution is achieving your desired business results. Benefit directly from Saba’s leadership in HCM and ongoing investment in product development with new product releases, timely service packs, and ready access to Saba expertise.

15.	What products and services does Centra provide?

Centra 7

Centra 7 is application software that enables online learning and training. Organizations can share knowledge and exchange information with customers, partners, prospects and employees around the world in real-time. Centra 7 increases productivity and efficiency by helping you incorporate learning and knowledge transfer into your business processes.

Centra 7 allows you to accelerate mission-critical initiatives that involve learning and training with a suite of integrated, enterprise-class software that features:

•	Centra Live™ for Virtual Classes - Engage with groups in live, highly interactive education sessions across many locations

•	Virtual Classes for Universities and Schools - Bring instructors and students together online in highly interactive, online classes and degree programs that allow for all the interaction of a typical classroom

•	Centra Live™ for Web Seminars - A fast, efficient, cost-effective way to reach and engage large audiences quickly

•	Centra Live™ for eMeetings - Eliminate the hassles of complex meeting coordination and the time and expense of business travel

•	Centra Knowledge Center™ - Power on-demand access to blended learning programs, knowledge assets, and important documents with the Centra

Knowledge Center. A searchable library of content and learning activities, it enables you to design personalized tracks of essential corporate or training materials and recorded events tailored to job roles, skill levels or knowledge gaps

•	Centra Performance Insight™ - Measure and report on learning activity and outcomes easily, quickly, and to your liking with Centra Performance Insight. Custom built reports and dashboards present critical data in easy-to-understand formats, enabling analysis and decision-making related to your organization’s learning and business objectives

•	Centra Info Guide™ - Empower employees with on-demand access to personalized, business-critical information as they are doing their work. A single, complete information source for enterprise application use and your organization’s business processes and rules, it delivers relevant help to employees and partners in the context of a task, enabling just-in-time learning at a moment of need

•	Centra Instant Assist™ - Supplement on-the-job, self-service help and support with instant, real-time assistance

Centra Professional Services

•	Hosted Services - Best-of-class ASP hosting gives you easy-to-implement deployment and lower support requirements of on-premises software deployments, all backed by Centra’s industry-recognized service excellence

•	Consulting Services - Get the critical assistance you need to ensure successful implementation of your online learning and training solution. Business process consulting, implementation planning, event and content consulting, and support for rapid deployment methodology

•	Education Services - Learn and train on Centra solutions with online courses, certification programs, education consulting, best practices, training resources and materials

•	Event Management Services - Centra and The Maxwell Group’s event teams can manage your event start-to-finish: event moderation, practice sessions, registration confirmations and event reminders, online registration forms and surveys, feedback forms, attendance reporting, and session recording with 30-day online availability

•	Support Services - Centra’s customer care includes industry-recognized technical support and documentation. Product updates, support programs, and a comprehensive self-service Customer Support Web site

16.	Which products would continue to be supported?

There would be no change in the support services that either company provides around their current products.

17.	How does this acquisition affect product plans?

In summer 2006, the new company would deliver new releases of Saba and Centra with the only built-in and seamlessly integrated LMS/LCMS and Virtual Classroom solution. The product roadmap would be evaluated and adjusted to ensure that we support the strategic initiatives of the new company.

18.	What would happen to Centra customers with integrated solutions from other providers?

Existing Centra customers with joint integrations would see no difference with regard to support. Existing adapters with other partners such as Oracle, SAP and Blackboard, as well as existing Application Programming Interfaces (APIs) would continue to be available.

19.	What would happen to Saba customers with integrated solutions from other providers?

Existing Saba customers with third-party integrations would see no difference with regard to support. Existing Virtual Learning Environment solutions for Microsoft Live Meeting, as well as APIs, will continue to be available.

CUSTOMER SUPPORT

20.	How would Centra customers be supported?

Saba would continue to remain committed to supporting customers. Today, Saba and Centra have a combined customer renewal rate of 95%. The combined company would maintain its ASP offerings, hosting commitments and current level of customer support.

                            “Centra and Saba have converging visions based on

                            complementary technology. The combination of our two

                            companies ensures continued success for our customers.”

                                                 —Leon Navickas, CEO and Chairman, Centra

21.	What would happen to Centra’s user groups and other customer communities?

The new Saba would enhance the Centra Regional User Groups and Customer Advisory Boards, by increasing their ability to affect product change. Additionally, Saba would add a collaborative learning special interest group (SIG) to their other SIG activities.

Saba intends to host a combined Users Conference in the summer of 2006 for all customers.

INTEGRATION MANAGEMENT

22.	Who is involved in managing the integration of Saba and Centra?

The integration process to date has been guided by a team of Senior Managers from both Saba and Centra. A leader from Saba has been paired with a Centra leader for each functional area, to initiate the integration plan. In moving forward, we would rely on both organizations to generate and implement integration plans that would make the effort a success.

23.	What would happen to Centra’s public web site?

Following the completion of the acquisition, information from the Centra web site would be integrated into the Saba web site. Visitors to www.Centra.com would be redirected to the Saba site.

24.	How can I get more information?

More information is available in the press release issued on October 6, 2005, posted to both Saba and Centra web sites.

Investors may contact Saba or Centra for more information:

•	Saba: Pete Williams at pwilliams@saba.com

•	Centra: Kristine Mozes at kmozes@centra.com

Media and industry analysts may contact:

•	Saba: Elizabeth Doubleday at edoubleday@saba.com

•	Centra: Ellen Slaby at eslaby@centra.com

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding the creation of the industry’s first complete enterprise learning software company, creating the largest enterprise learning software company in the world, our vision and unmatched resources, the strategic HCM market totaling more than $4.4 billion by 2009, the new company being twice the size of either company alone, the time being right to combine the strengths of the two companies, keeping the Centra brand, timing of closing, employees and customers of the combined company, the Board composition of the combined company, worldwide headquarters remaining in Redwood Shores, CA, other combined company offices, layoffs relating to the transaction, relocation of employees, products and services provided by the combined company, the expectation that in summer 2006, the combined company would deliver new releases of Saba and Centra products, leveraging new market and technology competencies, and merging of the two companies’ support sites. These forward-looking statements involve important factors that could cause our actual results to differ materially from those in the forward-looking statements. Such important factors involve risks and uncertainties including, but not limited to, the possibility that the market for the sale of certain products and services may not develop as expected; the possibility that the transaction does not close; unanticipated delays in closing; the possibility that the parties will be unable to successfully execute their integration strategies or achieve planned synergies; the possibility that prior to the closing of the transaction, the businesses of both Saba and Centra suffer due to customer uncertainty; unanticipated delays and difficulties in the integration of the two companies’ technologies; unanticipated costs relating to the transaction and the integration of the two companies; and other risks that are described in Saba’s and Centra’s Securities and Exchange Commission (SEC) reports including, but not limited to, Saba’s Annual Report on Form 10-K for the fiscal year ended May 31, 2005 and Centra’s Annual Report on Form 10-K for the year ended December 31, 2004 and Form 10-Q for the three months ended June 30, 2005, and subsequently filed reports. Neither Saba nor Centra assumes any obligation, and does not intend, to update these forward-looking statements.

Additional Information and Where to Find It

Saba and Centra will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information regarding Saba, Centra, the proposed merger, the persons soliciting proxies in connection with the proposed merger on behalf of Saba and Centra and the interests of those persons in the proposed merger and related matters. Saba and Centra intend to mail the joint proxy statement/prospectus to their respective stockholders once such joint proxy statement/prospectus is declared effective by the SEC. Investors and security holders will be able to obtain a copy of the joint proxy statement/prospectus and other documents filed by Saba and Centra with the SEC free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, documents filed with the SEC by Saba are available free of charge by contacting Saba Investor Relations, 2400 Bridge Parkway, Redwood Shores, California 94065, (650) 581-2500, and documents filed with the SEC by Centra are available free of charge by contacting Centra Investor Relations, 430 Bedford Street, Lexington, Massachusetts 02420, (781) 861-7000.

Participants in Solicitation

Saba and Centra, and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Saba and Centra in connection with the proposed merger and related items. Information regarding the directors and executive officers of Saba and their ownership of Saba shares is set forth in the proxy statement for Saba’s annual meeting of stockholders to be held November 3, 2005. Information regarding the directors and executive officers of Centra and their ownership of Centra stock is set forth in Centra’s proxy statement for Centra’s 2005 annual meeting of stockholders. Investors may obtain additional information regarding the interests of those participants by reading the joint proxy statement/prospectus when it becomes available.

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Saba, the Saba logo, and the marks relating to other Saba products and services referenced herein are either trademarks or registered trademarks of Saba Software, Inc. Centra is a registered trademark of Centra Software, Inc. All other trademarks referenced herein are the property of their respective owners.